UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 17, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

First Chester County Corporation

File No. 000-12870- CF#23618

_____

First Chester County Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2009.

Based on representations by First Chester County Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 30, 2010
Exhibit 10.2	through April 30, 2010
Exhibit C to Exhibit 10.3	through April 30, 2010
Exhibit D to Exhibit 10.3	through April 30, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel